January 14, 2022

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Memic Innovative Surgery Ltd. Amendment No. 1 to Registration Statement on Form F-4 Filed on December 22, 2021 File No: 333-259925

Dear Mr. Hagius:

On behalf of Memic Innovative Surgery Ltd. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Registration Statement on Form F-4 (File No. 333-259925) (the “Registration Statement”). An electronic version of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated January 6, 2022, relating to Amendment No. 1 to the Registration Statement. For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold and italics herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2 to the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in Amendment No. 2 to the Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4

Selected Unaudited Condensed Combined Pro Forma Financial Information

Note 1. Basis of Presentation, page 38

1.	We note that MTAC’s June 30, 2021 financial statements are not included in this proxy statement/prospectus. Please revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 38 of Amendment No. 2.

Greenberg Traurig, P.A. | Attorneys at Law
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Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

January 14, 2022

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 39

2.	Your discussion of pro forma earnings per share herein appears contradictory to your disclosures presented in Note 4. Please revise these disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure regarding the pro forma earnings per share in Note 3, on page 39 of Amendment No. 2.

(F) MTAC Transaction Costs, page 40

3.	Please address the need to remove the MTAC transaction costs adjustment from your pro forma statement of operations for the six-months ended June 30, 2021 since it appears duplicative of the MTAC transaction costs adjustment recognized in your annual pro forma presentation.

Response: In response to the Staff's comment, the Company has revised its pro forma statements of operations for the six-months ended on June 30, 2021 to remove the duplicative MTAC transaction costs adjustment on pages 34 and 35 of Amendment No. 2.

Note (L) Reverse Stock Split, page 41

4.	Your expanded disclosure provided in response to prior comment 13 indicates that your split factor was determined, in part, based on an additional 7,646,002 Memic preferred shares that are expected to be issued prior to the effective date of the merger. Please address the need to include the impact of these additional preferred shares in your pro forma earnings per share computations as well as your disclosures of ownership percentages on page 31.

Response: The Company respectfully advises the Staff that the impact of the 7,646,002 additional preferred shares (4,042,593 after the stock split) is already reflected in the disclosures of ownership percentages on page 31 of Amendment No. 2. The Company further advises the Staff that it did not include the impact of the 7,646,002 additional preferred shares in the pro forma earnings per share computations, as they will not be issued as part of the transaction and were not effective as of the latest balance sheet date, June 30, 2021.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

January 14, 2022

(W) and (X) Price Adjustment Rights, page 42

5.	Please revise to provide key assumptions utilized in determining the fair value of the price adjustment rights related derivative liabilities under Monte-Carlo valuation methodology.

Response: In response to the Staff’s comment, the Company expanded the disclosures on the price adjustments related derivative liability, under the no redemption and maximum redemption scenarios, on pages 42 and 43 of Amendment No. 2, to provide the key assumptions utilized in determining the fair value under the Monte-Carlo valuation methodology.

Note 4. Earnings (Loss) Per Share, page 44

6.	Please further revise to quantify the number of shares issuable under the price adjustment rights that are not included in the EPS calculation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 2, and included a quantification of the number of shares issuable under the price adjustment rights that were not included in the EPS calculation for both the no redemption and maximum redemption scenarios on page 44 of Amendment No. 2.

7.	In a manner similar to the six months ended June 30, 2021, please revise to provide your pro forma computations for earnings per share for the year ended December 31, 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 44 of Amendment No. 2 and included the pro forma computations for earnings per share for the year ended December 31, 2020.

Unaudited Prospective Financial Information, page 137

8.	Please expand your disclosures to discuss the underlying assumptions for your operating expenses and EBITDA prospective financial information. Also, please label your gross margin line item to more transparently indicate it is calculated without including share- based compensation. Finally, ensure you clarify and appropriately label your operating expenses line item if they also exclude share-based compensation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 137 and 138 of Amendment No. 2.

Certain Material U.S. Federal Income Tax Considerations

U.S. Federal Income Tax Considerations of the Business Combination., page 142

9.	We note your response to prior comment 32 that you do not plan on filing a tax opinion supporting a conclusion that the Business Combination should be tax-free to U.S. holders; however, you still represent that the Company “intends” for the Business Combination to be considered a tax-free “reorganization” under the provisions of Section 368(a) of the Code. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Section III.C.4 of Staff Legal Bulletin 19.

Response: MTAC and the Company, after consultation with their respective tax counsel, do not believe they can conclude that the Business Combination is likely to be tax-free to U.S. holders. In response to the Staff’s comment, however, the Company has made revisions to (i) the Q&A on page 16 of Amendment No. 2, (ii) the risk factors on pages 78 to 79 of Amendment No. 2, and (iii) the tax disclosures on pages 145 to 146 of Amendment No. 2 to reflect the uncertainty of the tax treatment, and provide further detail as to the consequences to such U.S. holders if the Business Combination is determined not to qualify as a tax-free reorganization.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

January 14, 2022

Intellectual Property , page 194

10.	We note your response to comment 36 that the “majority” of your design and utility patents generally relate to the structure of the Hominis Surgical System or its supplemental systems (such as the vaginal access kit), or methods of training specific to the Hominis Surgical System. Please disclose if there are any other specific products, product groups and technologies to which the patents discussed in this section relate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 194 and 195 of Amendment No. 2.

Memic Innovative Surgery Ltd. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

11.	Please have your auditor include its signature on the audit report as required by PCAOB AS 3101.10(a).

Response: In response to the Staff’s comment, the auditor’s signature has been included on the audit report as required by PCAOB AS 3101.10(a) on page F-2 of Amendment No. 2.

Note 15. Net Loss Per Share Attributable to Ordinary Shareholders, page F-25

12.	We note your response to prior comments 15 and 42. Notwithstanding the very low exercise price, it is not clear that stock options should be reflected in basic earnings per share. Furthermore, while you reference ASC 260-10-45-13 as your basis for including these stock options in basic earnings per share, we note that shares underlying options may never be issued if the option holders do not exercise their options. Please advise or revise your earnings per share calculations as appropriate. Address this comment as it relates to your pro forma earnings per share.

Response: In response to the Staff’s comment, the Company notes that based on our understanding, as applied in practice, and as discussed in KPMG's EPS Handbook1, “warrants issued with an exercise price of $0.01 per share when the entity’s share price is hundreds of times greater than $0.01 per share do not, in substance, have an exercise price…. [t]he exercise of such options or penny warrants is virtually assured because the underlying common shares will be issued for little or no cash consideration – i.e. the stated exercise price is non-substantive. All necessary conditions for issuance of the underlying common shares are met when those warrants are issued; therefore, those shares are included in the denominator of both the basic and diluted (see chapter 4) EPS calculations”.

[1]	See the references on the table on page 63 and specifically Question 3.4.10 on page 70.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

January 14, 2022

Furthermore, as discussed in our previous response to comment 15 from the Staff’s letter to the Company dated October 28, 2021, ASC 260-10-45-13 controls how these warrants affect EPS calculations and accordingly such instruments are no longer considered, in substance, contingently issuable shares when there are no conditions that must be satisfied before issuance of the underlying common shares. Moreover, we also believe that while the proposed amendments to FAS 128 that were published in 2008 (i.e. as mentioned in our previous response) were not issued, this is the most current thinking of the FASB and that equity-classified penny warrants should generally be included in the computation of basic EPS2.

Lastly, as mentioned above, our understanding is that such an approach is currently applied in practice, as discussed, other than in KPMG's Handbook, in PWC's guide (See Par. 7.4.3.9) and in Deloitte's Roadmap (See Example 3-32 and its preceding paragraph on page 124).

Memic Innovative Surgery Ltd. Financial Statements

Note 17. Subsequent Events, page F-26

13.	Please revise to disclose the actual date your financial statements were issued for both annual and interim periods.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages F-26 and F-35 of Amendment No. 2.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Joseph A. Herz
Name: Joseph A. Herz

cc:	Dvir Cohen, Chief Executive Officer, Memic Innovative Surgery Ltd.

[2]	See Par. B5 on page 50 of the proposed amendment.

Greenberg Traurig, P.A. | Attorneys at Law
www.gtlaw.com